United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-31354	CUSIP Number 516648102
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	September 30, 2012
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

LAPOLLA INDUSTRIES INC
Full Name of Registrant

Former Name if Applicable
15402 Vantage Parkway East, Suite 322
Address of Principal Executive Office (Street and Number)
Houston, Texas 77032
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company needs additional time to complete and approve the Form 10-Q for the Quarterly Period Ended September 30, 2012 (the "Third Quarter Report"). The Third Quarter Report is expected to be filed on November 19, 2012.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Michael T. Adams, EVP	281	219-4700
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Overview

  This financial review presents our operating results for the three and nine months ended September 30, 2012 and 2011, and our financial condition at September 30, 2012. Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. We discuss some of these risks, uncertainties and other factors throughout this report and provide a reference to additional risks under the caption “Risk Factors” in Item 1A of Part II below. In addition, the following review should be read in conjunction with the information presented in our financial statements and the related notes for each of the calendar quarter periods during 2012 and year ended December 31, 2011.

  Outlook

  The Company’s outlook remains positive and optimistic. Starting at the end of the second quarter, the Company hired a Chief Operating Officer, raised capital, changed sales strategy in Canada, limited international expansion efforts, slashed operating costs, and adopted an elective process of elimination of low margin or generally unfavorable business, to combat industry-wide challenges including record high commodity and raw material costs and shortages in availability of materials from force majeure events. As a result, the trends of the first half of 2012 have been reversed and, as expected, gross margin has increased and the Company is poised for accelerated growth with more controls. The markets for our energy saving foam and coating products are highly competitive. We believe that our competitive advantages rooted in our product formulations, credentials, approvals, performance, pricing, technical customer service, and widespread availability due to our broad distribution channels, will enable us to achieve positive results and improve our bottom line. Lapolla’s organization offers the flexibility, quality of products, and responsiveness that only a smaller company dynamic can provide. This outlook is based on a number of assumptions relating to our business and operations which are subject to change, some of which are outside our control. A variation in our assumptions may result in a change in this outlook.

  Performance for the Three Months Ended September 30, 2012 compared to the Three Months Ended September 30, 2011

  Overall Results of Operations

  Sales

  Sales decreased $7,141,717, or 28.8%, from the third quarter of 2012 compared to the second quarter of 2011. Foam sales decreased $6,197,101, or 30.2%, and coatings sales decreased $944,616, or 22.4%, quarter over quarter, due primarily to slowed demand from rising sales prices. Our AirTight Division, a turn-key SPF startup equipment and training operation, had approximately $2,702,287 and $2,778,897 in sales for the third quarter of 2012 and 2011, respectively. Sales pricing changes added approximately $683,786, while sales volumes decreased approximately $7,825,503, in sales for the third quarter of 2012, compared to sales pricing changes adding approximately $451,926, while sales volumes increased approximately $4,864,685, in sales for the third quarter of 2011.

  Cost of Sales

  Cost of sales decreased $6,481,783, or 31.4%, for the three months ended September 30, 2012 compared to the three months ended September 30, 2011. Cost of sales decreased $5,495,094, or 32.1%, for our foams, and $986,689, or 28.2%, for our coatings, quarter over quarter, due primarily to decreases of $6,197,101, or 30.2%, and $944,616, or 22.4%, in our foam and coatings sales, respectively. We had decreases of $407,007, or 29.3% in freight costs and approximately 2.0% in material costs, in the third quarter of 2012 compared to the third quarter of 2011.

  Gross Profit

  Our gross profit decreased $659,934, or 15.9%, for the third quarter of 2012 compared to the third quarter of 2011, due primarily to the $7,141,717, or 28.8% decrease in sales and $6,481,783, or 31.4% decrease in cost of sales. Gross margin percentage increased 3.1%, quarter over quarter, due to approximately 6.6% in sales pricing changes, improved manufacturing efficiencies, and purchasing power with key vendor alliances.

  Operating Expenses

  Our total operating expenses are comprised of selling, general and administrative expenses, or SG&A, professional fees, depreciation, amortization of other intangible assets, and consulting fees. These total operating expenses decreased $646,796, or 14.7%, in the third quarter of 2012 compared to the third quarter of 2011, due to decreases of $591,498 in SG&A, $25,535 in depreciation, and $72,572 in consulting fees, offset by increases of $33,869 in professional fees and $8,938 in amortization of other intangible assets.

  SG&A decreased $591,498, or 15.0%, in the third quarter of 2012 compared to the third quarter of 2011, due to decreases of $377,220, or 20.7% in payroll and related employee benefits due to reductions in our work force from cost cutting measures, $94,399, or 41.7% in marketing and promotions due primarily to decreases of $32,715 in trade shows, $29,283 in printing and reproduction, and $6,437 in training and education, $31,005 or 6.9% in corporate office expenses due primarily to decreases of $12,761 in temporary labor, $11,236 in gas and electricity, $8,056 in office expenses, $7,093 in office supplies, and $4,493 in corporate taxes, offset by increases of $10,784 in dues and subscriptions, and $11,813 in repairs and maintenance, $44,739, or 17.9% in travel and travel related services primarily due to decreases of $28,167 in airfare and $17,067 in lodging, $28,568, or 8.3% in sales commissions due to less sales volume during the quarterly period, $25,645, or 13.7%, in bad debts primarily due to collection of accounts receivables written-off in prior periods, $12,246, or 9.9%, in distribution expenses due to more efficiently managing and consolidating bonded warehouses, and $5,175, or 7.2% in rents due to cost cutting efforts.

  Professional fees increased $33,869, or 50.0%, in the third quarter of 2012 compared to the third quarter of 2011, primarily due to an increase in legal fees.

  Depreciation expense decreased $25,535, or 31.6%, in third quarter of 2012 compared to the third quarter of 2011, due to a decrease in depreciable assets.

  Amortization of other intangible assets expense increased $8,938, or 7.7%, in the third quarter of 2012 compared to the third quarter of 2011, due to an increase in amortizable assets primarily relating to approvals and certifications.

  Consulting fees decreased $72,572, or 36.1%, in the third quarter of 2012 compared to the third quarter of 2011, due to a decrease in our need for outside services.

  Other Income (Expense)

  Our total other income (expense) is comprised of interest expense, interest expense – related party, gain or loss on derivative liability, and other, net. Total other income (expense) increased $342,872, or 595.1% in the third quarter of 2012 compared to the third quarter of 2011, due to increases of $119,479 for interest expense, $190,460 for interest expense – related party, decreases of $6,070 in gain on derivative liability related to outstanding warrants, and $13,998 in income from other, net.

  Interest expense increased $119,479, or 78.2% in the third quarter of 2012 compared to the third quarter of 2011, primarily due to interest from Enhanced Notes.

  Interest expense – related party was $190,460 for the quarter ended September 30, 2012 compared to $-0- for the quarter ended September 30, 2011, due to no outstanding related party loans or notes in the prior comparable period.

  Our gain on derivative liability decreased $6,070 or 11.4% in the third quarter of 2012 compared to the third quarter of 2011, due to less of a decline in the fair value attributable to outstanding warrants.

  Other, net decreased $26,862, or 66.0% in the third quarter of 2012 compared to the third quarter of 2011, due to less finance charges available for collection on aged trade receivables and a gain on the disposal of an asset in the prior comparable period.

  Net (Loss)

  Net loss increased $356,007, or 111.4%, in the third quarter of 2012 compared to the third quarter of 2011, due to a decrease of $659,933 or 15.9%, in gross profit, and an increase of $342,872 in total other expenses, offset by a decrease of $646,798, or 14.7%, in total operating expenses. Net loss per share was $0.01 for the quarter ended September 30, 2012 compared to $0.01 for the quarter ended September 30, 2011.

  Net (Loss) Available to Common Stockholders

  Net loss available to common stockholders increased $174,276, or 34.8%, in the quarter ended September 30, 2012 compared to the quarter ended September 30, 2011, due to the net loss of $675,598. There was no preferred stock outstanding during the current period. Net loss per share available to common stockholders was $0.01 for the quarter ended September 30, 2012 compared to $0.01 for the quarter ended September 30, 2011.

  Comprehensive (Loss)

  Comprehensive loss increased $132,129, or 27.6%, in the second quarter of 2012 compared to the second quarter of 2011, due to our net loss of $675,598 offset by a cumulative foreign currency translation gain of $63,967.

  Results of Business Segments

  Foam Segment

  Foam sales decreased $6,197,101, or 30.2%, in the third quarter of 2012 compared to the third quarter of 2011, due primarily to rising sales prices. Foam equipment sales decreased $680,988, or 58.1%, for the quarter ended September 30, 2012 compared to the quarter ended September 30, 2011. Foam cost of sales decreased $5,495,094, or 32.1%, quarter over quarter, due to decreases of $6,197,101 or 30.2%, in sales, approximately 1.1% in material costs, $345,799 or 30.0%, in freight costs, and improved manufacturing efficiencies. Foam gross profit decreased $702,007, or 20.4%, and gross margin percentage decreased 2.3%, from the third quarter of 2012 compared to the third quarter of 2011, due primarily to lower sales volumes. Foam segment profit decreased $388,111, or 50.0%, in the third quarter of 2012 compared to the third quarter of 2011, primarily due to an approximate 24.3% decrease in sales from market share losses due to higher sales prices, offset by an approximate 3.5% increase in sales from higher sales prices.

  Coatings Segment

  Coatings sales decreased $944,616, or 22.4%, in the third quarter of 2012 compared to the third quarter of 2011, due primarily to rising sales prices. Coatings cost of sales decreased $986,689, or 28.2%, quarter over quarter, due to decreases of $944,616, or 22.4%, in sales, and $61,208, or 26.0%, in freight, 4.6% in material costs, and improved manufacturing efficiencies. Coatings gross profit increased $42,073 or 5.9%, and gross margin percentage increased 6.2%, due primarily to higher sales prices, for the third quarter of 2012 compared to the third quarter of 2011. Coatings segment profit increased $42,057, or 23.6%, in the third quarter of 2012 compared to the third quarter of 2011, primarily due to an approximate 2.3% increase in sales from higher sales prices, offset by an approximate 26.2% decrease in sales from market share losses due to higher sales prices.

  Total Segments

  Total segment profits decreased $346,054, or 36.3%, due to decreases of $7,141,171, or 28.8%, in sales, $6,481,783, or 31.4%, in cost of sales, resulting in a $659,934, or 15.9%, decrease in gross profit and corresponding gross margin percentage decrease of 3.1%, in the third quarter of 2012 compared to the third quarter of 2011.

  Performance for the Nine Months Ended September 30, 2012 compared to the Nine Months Ended September 30, 2011

  Overall Results of Operations

  Sales

  Sales decreased $10,331,278, or 16.0%, in the nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011. Foam sales decreased $7,731,872, or 14.7%, and coatings sales decreased $2,599,406, or 22.3%, period over period, due primarily to slowed demand from rising sales prices. Our AirTight Division had approximately $9,087,906 and $9,756,832 in sales for the nine months ended September 30, 2012 and 2011, respectively. Sales pricing changes added approximately $1,166,076 and $930,106, while sales volumes decreased approximately $11,497,354 and increased approximately $9,234,095, in sales for the nine month periods ended September 30, 2012 and 2011, respectively. The sharp decline in sales volumes, period over period, primarily related to rising sales prices for the third quarter, force majeure events limiting availability of certain raw materials and higher sales prices resulting from increasing material costs during the second quarter, and seasonal factors in the first quarter.

  Cost of Sales

  Cost of sales decreased $7,802,003, or 14.9%, for the period ended September 30, 2012 compared to the period ended September 30, 2011. Cost of sales decreased $5,520,040, or 12.9%, for our foams, and $2,281,963, or 23.6%, for our coatings, period over period, due primarily to decreases of $7,731,872, or 14.7%, and $2,599,406, or 22.3%, in our foam and coatings sales, respectively. We had decreases of $364,456, or 10.1%, in freight costs and approximately 1.0% in material costs, in the nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011.

  Gross Profit

  Our gross profit decreased $2,529,275, or 21.1%, for the period ended September 30, 2012 compared to the same period for 2011, due primarily to the $10,331,278, or 16.0%, decrease in sales and $7,802,003, or 14.9%, decrease in cost of sales. Gross margin percentage decreased 1.2%, period over period, due to lower sales volumes, higher trip rates, rising material costs, offset by approximately 6.9% in sales pricing changes, improved manufacturing efficiencies, and purchasing power with key vendor alliances.

  Operating Expenses

  Our total operating expenses are comprised of selling, general and administrative expenses, or SG&A, professional fees, depreciation, amortization of other intangible assets, and consulting fees. These total operating expenses decreased $536,604, or 4.1%, in the period ended September 30, 2012 compared to the period ended September 30, 2011, due to decreases of $516,064 for SG&A, $59,663 for professional fees, $45,903 for depreciation, offset by increases of $43,223 for amortization of other intangible assets and $41,805 for consulting fees.

  SG&A decreased $516,064, or 4.3%, for the nine months ended September 30, 2012 compared to the nine months ended September 30, 20121, due primarily to decreases of $324,298 in corporate office expenses due primarily to decreases of $57,311 in corporate taxes, $72,167 in non-accrual of executive bonuses, $27,987 in office supplies, $75,000 in temporary labor, and $61,421 in miscellaneous costs, offset by increases of $47,362 in dues and subscriptions primarily for accounting and customer service software, and $27,680 for repairs and maintenance, $227,747, or 4.3%, for payroll and related employee benefits, due to reductions in our workforce and executive salaries, $111,746, or 11.8%, for sales commissions due to lower sales volumes, $86,584, or 11.4%, for travel and related services, due primarily to a $50,111 decrease in airfare and $44,616 in lodging, offset by a $13,759 increase in mileage and gas expense, $66,753, or 33.6%, for advertising due to utilizing less printed ads, and $58,422, or 25.3%, for rents due to closing our Canadian facility, offset primarily by increases of $189,729, or 39.9%, for bad debts, due to an increase in our accrual for bad debt allowance for aged customer accounts and bankruptcies, $47,586, or 16.7%, for insurances due to increases of $34,043 for credit insurance and $12,355 for property insurance, and $138,429, or 18.2%, for share based compensation expense due to recognizing a full nine months of expense related to a non-employee director’s advisory and consulting agreement.

  Professional fees decreased $59,663, or 14.9%, from the nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011, due primarily to a decrease in accounting fees.

  Depreciation expense decreased $45,903, or 20.7%, in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, due to a decrease in depreciable assets for vehicles.

  Amortization of other intangible assets expense increased $43,223, or 13.1%, for the period ended September 30, 2012 compared to the same period in 2011, due to an increase in amortizable assets primarily relating to approvals and certifications.

  Consulting fees increased $41,803, or 11.9, from the nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2012, due to recognizing a full period of cash expense related to a non-employee director’s advisory and consulting agreement.

  Other (Income) Expense

  Our total other income (expense) is comprised of interest expense, interest expense – related party, gain or loss on derivative liability, and other, net. Total other income (expense) increased $439,706, or 176.8% from the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, due to increases of $163,079 for interest expense, $204,040 for interest expense – related party, a decrease of $73,554 for other, net, offset by an increase of $966 for gain on derivative liability.

  Interest expense increased $163,079, or 39.6%, in the nine months ended September 30, 2012 due to increased interest rates on our bank financing compared to the nine months ended September 30, 2011.

  Interest expense – related party was $204,039 for the nine month period ended September 30, 2012 compared to $-0- for the nine month period ended September 30, 2011, due to no outstanding related party loans or notes in the prior comparable period.

  Our gain on derivative liability increased $966, or 1.4%, for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, due to a decrease in the fair value attributable to outstanding warrants.

  Other, net decreased $73,554, or 235.6%, in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, due to less finance charges available for collection on aged trade receivables and a loss of $9,075 on the disposal of an asset.

  Net (Loss)

  Net loss increased $2,432,376, or 169%, for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, due to a decrease of $2,529,274, or 21.1%, in gross profit and an increase of $439,705, or 176.8%, in total other expenses, offset by a decrease of $536,603, or 4.1%, in total operating expenses. Net loss per share was $0.04 for the nine month period ended September 30, 2012 compared to $0.02 for the nine month period ended September 30, 2011.

  Net (Loss) Available to Common Stockholders

  Net loss available to common stockholders increased $1,929,360, or 99.5%, in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, due to the net loss of $3,869,367. There was no preferred stock outstanding during the current period. Net loss per share available to common stockholders was $0.04 for the nine month period ended September 30, 2012 compared to $0.02 for the nine month period ended September 30, 2011.

  Comprehensive (Loss)

  Comprehensive loss increased $2,339,811, or 154.7%, in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, due to our net loss of $3,852,332, offset by cumulative foreign currency translation income of $17,035.

  Results of Business Segments

  Foam Segment

  Foam sales decreased $7,731,872, or 14.7%, in the nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011, due primarily to rising sales prices. Foam equipment sales decreased $863,683, or 29.2%, for the period ended September 30, 2012 compared to the period ended September 30, 2011. Foam cost of sales decreased $5,520,040, or 12.9%, period over period, due to decreases of $7,731,872, or 14.7%, in sales, $232,305, or 7.9%, in freight, improved manufacturing efficiencies, and purchasing power with key vendor alliances. Foam gross profit decreased $2,211,832, or 22.1%, and gross margin percentage decreased 1.6%, from the nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011, due primarily to lower sales volumes. Foam segment profit decreased $2,060,058, or 99.9%, for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, primarily due to an approximate 7.7% decrease in sales from market share losses due to higher sales prices, offset by an approximate 1.3% increase in sales from higher sales prices.

  Coatings Segment

  Coatings sales decreased $2,599,406, or 22.3%, in the nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011, due primarily to rising sales prices and seasonal factors in the first quarter. Coatings cost of sales decreased $2,281,963, or 23.6%, period over period, due to decreases of $2,599,406, or 22.3%, in sales, $132,151, or 19.8%, in freight, 2.9% in material costs, and improved manufacturing efficiencies. Coatings gross profit decreased $317,443, or 15.9% and gross margin percentage decreased 1.3%, due primarily to higher sales prices, for the nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011. Coatings segment profit decreased $142,186, or 60.6%, for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, primarily due to an approximate 28.1% decrease in sales from market share losses due to higher sales prices, offset by any approximate 6.9% increase in sales from higher sales prices.

  Total Segments

  Total segment profits decreased $2,202,244, 95.5%, due to decreases of $10,331,278, or 16.0%, in sales, $7,802,003, or 14.9%, in cost of sales, resulting in a $2,529,275, or 21.1%, decrease in gross profit and corresponding gross margin percentage decrease of 1.2%, for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011.

Lapolla Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	11-15-2012	By /s/	Michael T. Adams, EVP	Title:	Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).